Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No:  333-166225
September 17, 2010

Customers Bank

Customers Bank TM
1015 Penn Avenue
Wyomissing, PA 19610

Contacts:
Jay Sidhu, Chairman & CEO 610-301-6476
Richard Ehst, President & COO 484-855-0043
Investor Contact:
Thomas R. Brugger, CFO 484-359-7113

Customers Bank Acquires ISN Bank of Cherry Hill, New Jersey

WYOMISSING, PA, September 13, 2010 — Customers Bank announced today that it has entered into a Purchase & Assumption Agreement with the Federal Deposit Insurance Corporation (FDIC) to acquire all of the deposits and assets of ISN Bank, a full-service bank headquartered in Cherry Hill, NJ.  ISN Bank offers traditional banking services to businesses and consumers in Camden County, New Jersey market area.

ISN Bank will be open for business on Monday, September 20, 2010 as a division of Customers Bank. ISN Bank will be led by Warren Taylor, Executive Vice President.  “Depositors of ISN Bank will continue to be insured by the FDIC under normal guidelines.  There will not be any interruptions in customer service.  All customers of ISN Bank can access their money by writing checks or using ATM or debit cards.  Checks drawn on the bank will continue to be processed.  Loan customers should continue to make their payments as usual,” according to Jim Collins.

The New Jersey Department of Banking and Insurance turned over ISN Bank to the FDIC earlier this evening.  The FDIC and Customers Bank entered into a loss-share transaction on ISN Bank’s assets.

As a result of the acquisition, Customers Bank will acquire deposits of the failed institution which totaled approximately $79.6 million at June 30, 2010.

“With the acquisition, ISN Bank becomes part of a safe, secure and successful bank.  The past year has been exceptional for Customers Bank,” said Jay Sidhu, Chairman and Chief Executive Officer of Customers Bank.  “We assembled a very experienced management team, developed a strategy to take advantage of the void created by the banking crisis and started executing on that strategy.  In the past year, we more than quadrupled the Bank’s assets to more than $1.0 billion, increasing both deposits and loans, and raising about $70 million in new capital.  Over the next few years, we hope to become a multi-billion dollar asset community bank by focusing on providing exceptional value, service and convenience to all our customers,” Sidhu continued.  Customers Bank will have 16 branch locations after completing this deal and our recently announced acquisition of Berkshire Bank.

“Our success in large part is due to our philosophy that touches every area of our organization: making the needs of our customers the highest priority,” said Warren Taylor, Executive Vice President of Customers Bank.  “The acquisition provides ISN Bank customers an entirely new way of banking featuring a sophisticated level of high tech, high touch banking convenience and customized service.  This includes unrivaled benefits such as ‘appointment and concierge banking’ available 12 hours a day/7 days a week, individualized financial packages, advanced online banking tools including opening accounts on-line, and direct access to senior management” Taylor continued.

According to Taylor, ISN Bank will strive to do five things for our customers: protect their money, figure out how to make them more money, save them time, save them money and lend them money.  “With this acquisition, Customers Bank will enter New Jersey for the first time.  In the next 3 years, we plan on building a $500 million bank in this market,” Taylor concluded.

About Customers Bank

Customers Bank TM is the trademark of New Century Bank (the “Bank”).  The Bank is a state-chartered, full-service bank headquartered in Phoenixville, Pennsylvania.  The Bank is a member of the Federal Reserve System and is insured by the Federal Deposit Insurance Corporation (FDIC).  With assets of more than $900 million, the Bank provides a full range of banking services to small and medium-sized businesses, professionals, individuals and families through branch locations in Pennsylvania and New York. The Bank is focused on serving its targeted markets with a growth strategy that includes strategically placed branches throughout its market area and continually expanding its portfolio of loans to small businesses and consumers.

The Bank has filed a registration statement on Form S-1 (File no. 333-166225) with the U.S. Securities and Exchange Commission ("SEC") which includes a prospectus for the offer and sale of securities of a potential bank holding company (the “Holding Company”) to shareholders of the Bank in connection with a proposed reorganization of the Bank to a bank holding company structure (the "proposed transaction"), as well as a proxy statement of the Bank for the solicitation of proxies from the Bank's shareholders for use at the Bank's 2010 annual meeting.  The combined prospectus and proxy statement, together with other documents filed by the Holding Company with the SEC, will contain important information about the Bank, the Holding Company and the proposed transaction.  We urge investors and Bank shareholders to read carefully the combined prospectus and proxy statement and other documents filed with the SEC, including any amendments or supplements also filed with the SEC.  Bank shareholders in particular should read the combined prospectus and proxy statement carefully before making a decision concerning the proposed transaction. Investors and shareholders may obtain a free copy of the combined prospectus and proxy statement at the SEC's website at http://www.sec.gov.  Copies of the combined prospectus and proxy statement can also be obtained free of charge by directing a request to New Century Bank, Corporate Secretary, 99 Bridge Street, Phoenixville, PA 19460, or calling (484) 923-2164.

The Bank, the Holding Company and certain of their directors and executive officers may, under the rules of the SEC, be deemed to be "participants" in the solicitation of proxies from shareholders in connection with the proposed transaction.  Information concerning the interests of directors and executive officers is set forth in the combined prospectus and proxy statement relating to the proposed transaction.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale is unlawful before registration or qualification of the securities under the securities laws of the jurisdiction. No offer of securities shall be made except by means of a prospectus satisfying the requirements of Section 10 of the Securities Act of 1933, as amended.

“Safe Harbor” Statement

In addition to historical information, this information may contain “forward-looking statements” which are made in good faith by the Bank, pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements include statements with respect to the Bank’s strategies, goals, beliefs, expectations, estimates, intentions, financial condition, results of operations, future performance and business.  Statements preceded by, followed by or that include the words “may,” “could,” “should,” “pro forma,” “looking forward,” “would,”  “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” or similar expressions generally indicate a forward-looking statement.  These forward-looking statements involve risks and uncertainties that are subject to change based on various important factors (some of which, in whole or in part, are beyond the Bank’s control).  Numerous competitive, economic, regulatory, legal and technological factors, among others, could cause the Bank’s financial performance to differ materially from the goals, plans, objectives, intentions and expectations expressed in such forward-looking statements.  The Bank cautions that the foregoing factors are not exclusive, and neither such factors nor any such forward-looking statement takes into account the impact that any future acquisition may have on the Bank and any such forward-looking statement.  The Bank does not undertake to update any forward-looking statement whether written or oral, that may be made from time to time by or on behalf of the Bank.

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